
October 22, 2010

Mr. James Lusk
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

   Re: ABM Industries Incorporated
      Form 10-K for the year ended October 31, 2008
      Filed December 22, 2008
      Form 10-K for the year ended October 31, 2009
      Filed December 22, 2009
      File No. 001-08929

Dear Mr. James Lusk:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Cicely LaMothe
          Accounting Branch Chief